# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STERLING CHECK CORP., CIK 0001645070
CUSIP: 85917T109
Title of class of securities: Common stock, $0.01 per share
Address of issuer's principal executive offices: 6150 OAK TREE BOULEVARD, SUITE 490, INDEPENDENCE, United States (X1), 44131
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000769993-24-000354
Filed by CIK 0000886982

## Reporting persons
- THE GOLDMAN SACHS GROUP, INC.: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GOLDMAN SACHS & CO. LLC: type of reporting person: broker-dealer (BD), other (OO), investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BROAD STREET CONTROL ADVISORS, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- CHECKERS CONTROL PARTNERSHIP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: STERLING CHECK CORP.
Address of issuer's principal executive offices: 1 6150 OAK TREE BOULEVARD,SUITE 490,INDEPENDENCE,OH,X1,44131

## Item 2. Person Filing
Name of person filing: THE GOLDMAN SACHS GROUP, INC./ GOLDMAN SACHS & CO. LLC/ BROAD STREET CONTROL ADVISORS, L.L.C./ BROAD STREET PRINCIPAL INVESTMENTS, L.L.C./ CHECKERS CONTROL PARTNERSHIP, L.P.
Address of principal business office or, if none, residence: The Goldman Sachs Group, Inc. 200 West Street New York, NY 10282/ Goldman Sachs & Co. LLC 200 West Street New York, NY 10282/ BROAD STREET CONTROL ADVISORS, L.L.C.:*************Entity Address Not found*****************/ BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.:*************Entity Address Not found*****************/ CHECKERS CONTROL PARTNERSHIP, L.P.:*************Entity Address Not found*****************
Citizenship: THE GOLDMAN SACHS GROUP, INC. - Delaware/ GOLDMAN SACHS & CO. LLC - New York/ BROAD STREET CONTROL ADVISORS, L.L.C. - Delaware/ BROAD STREET PRINCIPAL INVESTMENTS, L.L.C. - Delaware/ CHECKERS CONTROL PARTNERSHIP, L.P. - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: See the response(s)to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit (99.2)

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT (99.1)

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities
Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the
Common Stock, $0.01 per share, of STERLING CHECK CORP.
and further agree to the filing of this agreement as an Exhibit thereto.
In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

Date: 02/03/2025

THE GOLDMAN SACHS GROUP, INC.

By:/s/ Sam Prashanth
----------------------------------------
Name: Sam Prashanth
Title: Attorney-in-fact

GOLDMAN SACHS & CO. LLC

By:/s/ Sam Prashanth
----------------------------------------
Name: Sam Prashanth
Title: Attorney-in-fact

BROAD STREET CONTROL ADVISORS, L.L.C.

By:/s/ Sam Prashanth
----------------------------------------
Name: Sam Prashanth
Title: Attorney-in-fact

BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.

By:/s/ Sam Prashanth
----------------------------------------
Name: Sam Prashanth
Title: Attorney-in-fact

CHECKERS CONTROL PARTNERSHIP, L.P.

By:/s/ Sam Prashanth
----------------------------------------
Name: Sam Prashanth
Title: Attorney-in-fact

EXHIBIT (99.2)

ITEM 7 INFORMATION

****Please update the footnotes here****

## Signatures
- THE GOLDMAN SACHS GROUP, INC.: Name: Sam Prashanth, Attorney-in-fact (02/03/2025)
- GOLDMAN SACHS & CO. LLC: Name: Sam Prashanth, Attorney-in-fact (02/03/2025)
- BROAD STREET CONTROL ADVISORS, L.L.C.: Name: Sam Prashanth, Attorney-in-fact (02/03/2025)
- BROAD STREET PRINCIPAL INVESTMENTS, L.L.C.: Name: Sam Prashanth, Attorney-in-fact (02/03/2025)
- CHECKERS CONTROL PARTNERSHIP, L.P.: Name: Sam Prashanth, Attorney-in-fact (02/03/2025)